UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-35016

TROOPS, Inc.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legal Proceedings

On August 9, 2022, certain subsidiaries of TROOPS, Inc. (the “Company”), including First Asia Finance Limited, SGOCO International (HK) Limited, and Suns Tower Limited (the “Subsidiaries”) were served with a writ of summons in Hong Kong and received injunctions dated August 5, 2022, issued by the High Court of the Hong Kong Special Administrative Region Court of First Instance in connection with the writ of summons. Pursuant to the injunctions, the Company, the Subsidiaries, and Giant Connection Limited, a wholly-owned subsidiary of the Company, cannot remove any of its assets which are within Hong Kong and cannot dispose of or deal with or diminish the value of any of its assets within Hong Kong up to certain amounts.

The case is in the preliminary stages, and the Company has not yet responded to the complaint. The Company believes the lawsuit is without merit and intends to defend the case vigorously. As of the date of this report, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this case.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: August 22, 2022	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer